Mail Stop 4561

January 14, 2009

Mr. Douglas S. Norman
Chief Financial Officer
Local.com Corporation
One Technology Drive, Building G
Irvine, CA 92618

> **Re: Local.com Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 000-50989**

Dear Mr. Norman:

We have reviewed your response letter dated December 5, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 5, 2008.

Form 10-K for the Fiscal Year ended December 31, 2007

General

1.   As requested on page 5 in our comment letter dated November 5, 2008, please provide the three acknowledgments in your next response to us. These are:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Facing Page

2. We have reviewed your response to our prior comment number 1 and note your determination that you are a non-accelerated filer for your Form 10-K for the year ended December 31, 2007 and subsequent 10-Q's. Your determination that you are a non-accelerated filer remains unclear to us. Tell us your considerations that you determined that you are not a smaller reporting company pursuant to the definitions contained in Rule 12b-2 of Regulation 12B for your Form 10-K for the year ended December 31, 2007 and subsequent 10-Q's.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

3. We have reviewed your response to our prior comment number 3 and note that you believe your disclosure is adequate because the main cause of your improvement in cash used in operations is disclosed in Results of Operations. It remains unclear to us how your current disclosure under liquidity and capital resources explains to your readers the underlying drivers that affect your net cash used in operations. Specifically, your current disclosure states, "the decrease in cash used in operations was due to a lower operating loss." It is unclear how this statement explains your net cash used in operating activities in consideration that the starting point for cash flows from operating activities is net income (loss) and your net loss for the year ended December 31, 2007 is greater than your net loss for the year ended December 31, 2006. Further, it is unclear how you have determined that restating the facts as disclosed in Results of Operations would be redundant under Liquidity and Capital Resources. For example, in your response to us, you cite that your increase in accounts receivable is due to your increase in revenue. However, your current disclosures do not explain why your revenue increased 51% year over year, whereas your accounts receivable increased 72% year over year. Therefore, we repeat our prior comment to address material changes in the underlying drivers that affect these cash flows. Your disclosures in future filings should include a discussion of the underlying reasons for the changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

4.   We have reviewed your response to our prior comment number 4. We note that
        you refer to management's conclusions in management's report on internal
        control over financial reporting for management's conclusions of disclosure
        controls and procedures. Please note that these represent two distinct types of
        controls requiring independent assessments and disclosures pursuant to Items 307
        and 308T of Regulation S-K, respectively. Therefore, we repeat our prior
        comment to amend your Form 10-K to provide the conclusions reached by your
        chief executive officer and your chief financial officer on the effectiveness of
        your disclosure controls and procedures. Also amend your Form 10-Q's for the
        quarters ended March 31, 2008, June 30, 2008, and September 30, 2008 to
        provide the conclusions reached by your chief executive officer and your chief
        financial officer on the effectiveness of your disclosure controls and procedures
        for each of the quarters noted above.

        We also repeat our prior comment, that, in light of your omittance of the
        conclusions reached by your certifying officers in your evaluation of disclosure
        controls and procedures, for the year ended December 31, 2007, and quarterly
        periods ended March 31, 2008, June 30, 2008, and September 30, 2008, tell us the
        impact that this will have on your conclusions of effectiveness.

5.   We note in your response to our prior comment number 5 that in future filings,
        you will include specific disclosure that the disclosure controls and procedures
        were effective at the reasonable assurance level. In consideration of the
        amendment necessary for comment 4 above, include your revised language in
        your amendment.

Consolidated Statements of Operations, page F-4

6.   We have reviewed your response to our prior comment number 6. In our prior
        comment, we asked you to tell us your considerations for recording traffic
        acquisition costs as a cost of revenue rather than as a part of sales and marketing.
        You responded that you do not classify traffic acquisition costs as a cost of
        revenue, but rather classify them as a part of sales and marketing. We repeat our
        prior comment to explain how you determined that your traffic acquisition costs
        should be classified as sales and marketing.

Notes to Consolidated Financial Statements

1. Nature of operations and summary of significant accounting policies

Goodwill and other intangible assets, page F-9

7.   We note from your response to prior comment number 7 that "the role of the independent appraiser is limited to providing estimates of the fair value of goodwill based on appropriate and accepted appraisal techniques based on assumptions provided by management." Your disclosure on page F-9 states, "the Company engages an independent appraiser to assist management in the determination of the fair value of its reporting unit and compares the resulting fair value to the carrying value of the reporting unit to determine if there is goodwill impairment." When considered together, these statements suggest that you are attributing the valuations contained in your filing to a third party expert and therefore must comply with the requirements of Securities Act Rule 436. That is, you should disclose the name of the expert and include a consent as an exhibit to your Form 10-K, which serves as a Section 10(a)(3) Securities Act update to an effective registration statement. Please amend your Form 10-K to comply with Rule 436. Refer to Question 141.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations.

Revenue recognition, page F-10

8.   We have reviewed your response to our first bullet point in our prior comment number 8 and note your response that neither EITF 01-9 nor 02-16 apply to your arrangements with your Advertising Network partners because you do not resell any products or services from your Advertiser Network. However, EITF 01-9 applies to vendors that derive their revenue from sales of services as well as those that derive their revenue from sales of products. As such, we repeat our prior comment to explain how you determined that EITF 01-9 does not apply to you.

9.   We have reviewed your response to our second bullet point in our prior comment number 8. Your response that EITF 99-19 does not apply to you since your arrangements do not involve traffic acquisition arrangements is unclear to us. You disclose under Sources of Revenue on page 20, that "we generate revenue primarily from click-throughs on the sponsored listings provided by our Advertiser Network." We note you disclose in your revenue recognition policy on page F-10, that "depending on the source of the advertiser, the Company recognizes an applicable portion of the bid price for each click-through the Company delivers on advertisers' sponsored listings." In light of your response that EITF 99-19 is not applicable to you, tell us how you determine how much of the applicable portion of the bid price you should recognize as revenue.

10.   We have reviewed your response to our third bullet point in our prior comment
        number 8 and note that you believe your disclosure is sufficient because it
        addresses the pertinent items in your arrangements. It is unclear how you have
        determined your disclosure is sufficient. We repeat our prior comment to expand
        your policy to further discuss your recognition of revenue for your display
        advertising. For example, disclose when you deem the service to be delivered, the
        general terms of these arrangements, including if your advertisers have the ability
        to terminate the arrangements, clarify if these advertising agreements may involve
        multiple element arrangements, and your billing methods to your advertisers.

11.   We have reviewed your response to our fourth bullet point in our prior comment
        number 8. It is unclear how you determined that your licensing revenue was not
        material for the year ended December 31, 2007. In addition, we note in your
        response that in 2007, you acquired and adopted the revenue model of
        PremierGuide, that is a pay-per-click model similar to the revenue model that you
        utilize on your website. It does not appear that you have disclosed this change in
        revenue model in your filing. In light of your disclosures on page 4, that "Local
        Connect is a search and advertising platform that we license to directory web sites
        and newspaper publishers" and on page 3, that "it is our objective to continue to
        offer directory web sites, newspaper publishers and city guides servicing local
        markets a growing range of advertising services that are integrated into [y]our
        LocalConnect platform," tell us how you determined that your disclosures are
        appropriate to allow your readers to understand your revenue model for these
        customers.

8. Operating segment information, page F-23

12.   We have reviewed your response to our prior comment number 9. We note your
        response that you have one reporting segment: paid-search. Although you have
        one reporting segment, this does not necessarily mean that all of your products
        and services are similar. In your response, you note that you aggregate click-
        through revenue with display advertising and licensing revenue because you
        consider them similar products. Your response further notes that the source or
        type of customer is also different. Tell us how each of these sources or types of
        customers differ. In addition, we note your disclosures that begin on page 3 under
        Our Services, where you provide separate and distinct disclosures for each of type
        of services that you provide. Further, we note within your revenue recognition
        policy on page F-10, that you state, "The Company generates revenue when it is
        realizable and earned, as evidenced by click-throughs occurring on advertisers'
        sponsored listings, the display of a banner advertisement or the fulfillment of
        subscription listing obligations. As such, your revenue recognition policy
        indicates three separate and distinct revenue streams. We repeat our prior
        comment number 9. In light of the items noted above, provide us with a detailed
        analysis that shows your determination that all of your services are similar.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief